Exhibit 2.3

[MGM  Mirage Logo]

January 23, 2004

Poster Financial Group, Inc.
2960 West Sahara
Suite 200
Las Vegas, Nevada 89102

Attention:	Timothy Poster, Chairman and Chief Executive Officer
Thomas Breitling, President, Treasurer and Secretary

RE:	Stock Purchase Agreement dated as of June 24, 2003, as amended to date (the “SPA”) and Transitional Services Agreement dated as of October 24, 2003, as amended to date (the “TSA”)

Gentlemen:

This letter refers to the SPA by and among MGM MIRAGE (“Parent”), Mirage Resorts, Incorporated (“MRI”), GNLV, CORP. (“GNLV”), GNL, CORP. (“GNL”) Golden Nugget Experience, LLC (“GNELLC”), and Poster Financial Group, Inc. (“Purchaser”) and the TSA by and between Parent and Purchaser.  Capitalized terms not otherwise defined herein shall have the meaning set forth in the SPA and the TSA, as applicable.

Notwithstanding anything to the contrary contained in the SPA or the TSA, the parties hereto hereby agree as follows:

1.                                       Waiver of Leased Real Property Consents.  To the extent that any consent required by Section 6.3(o) of the SPA has not been received by Seller as of the Closing, Purchaser hereby waives such condition solely to the extent not otherwise satisfied.

2.                                       Pre-Closing Claims Related to IBNR.  Seller agrees, at no cost to Purchaser or the MGM Acquired Entities, to provide administration services, consistent with past practice, relating to IBNR. By way of clarification, pre closing claims for categories of IBNR are as follows: (i) employee medical claims for any medical service or procedure performed prior to Closing, regardless of when a claim is filed or services or procedures are billed, (ii) worker’s compensation claims for any work related injury occurring prior to Closing, regardless of when a claim is filed or medical services relative thereto are performed and (iii) liability claims for any injury or loss to person or property, which injury or loss occurs prior to the Closing. Seller shall be responsible for the full payment and satisfaction of any and all such claims, in accordance with the proviso of Section 7.2(c) of the SPA without any recourse, Loss or Liability to

Purchaser and the MGM Acquired Entities. The parties agree that all reserves related to IBNR shall be reduced to zero in the Estimated Working Capital Statement, the Working Capital Statement, and in the computation of Actual Working Capital.

3.                                       Pre-paid Insurance.  The Target Working Capital Statement included sums related to pre-paid insurance on behalf of GNLV and GNL.  The parties agree said figure shall be reduced to zero in the Estimated Working Capital Statement, the Working Capital Statement and in the computation of Actual Working Capital. In connection therewith, Purchaser acknowledges that it shall not be entitled to any refund, if any, obtained by Seller in connection with any early termination of any portions of insurance coverage with respect to pre-Closing policies.

4.                                       Delivery of Closing Items through Shared Computer Files.  The SPA and TSA provide that Seller shall provide Purchaser at Closing with (i) a copy of the Customer and Proprietary Customer lists, (ii) eighteen months’ of service level reports for services provided to GNLV and GNL, (iii) a list of all network paths that could allow access to the CCD, CDS, daylight and players club databases, and (iv) a copy of the GNLV and GNL guestbooks from unity mail, which the parties acknowledge are voluminous and not reasonably susceptible of delivery in paper format. The parties agree that rather than providing copies of such items in paper format, Seller shall provide Purchaser and the MGM Acquired Entities with full and complete access at no cost to an electronic version of the foregoing in the form of a shared directory from and after the Closing for the period required under the TSA.

5.                                       Bank Account Balances and Outstanding Payment Obligations evidenced by Checks.  Notwithstanding anything to the contrary contained in the SPA, the parties hereby agree as follows: Seller’s and Purchaser’s mutual good faith estimate of the net total balance of all cash in bank accounts (“Bank Cash”), as recorded in the accounting records of GNLV and GNL as of close of business on January 22, 2004, is a negative amount (credit balance) of $3,036,128.92. Accordingly, on the Closing Date, upon receipt by Seller of payment of the Closing Date Purchase Price, Seller shall pay on the Closing Date to GNLV (on behalf of GNLV and GNL ) $3,036,128.92 (the “Net Bank Cash Estimate”) by wire transfer to the following: GNLV, CORP., Bank of America, ABA Routing Number 122400724, Account Number XXXXXXXXXXXX. As promptly as practicable, but in no event later than sixty (60) days following the Closing Date, Purchaser shall prepare and deliver to Seller GNL’s and GNLV’s final nonaudited balance sheets as of the Closing Date, which shall include an amount of Bank Cash, together with all reasonable supporting documentation, Seller shall have thirty (30) days following receipt thereof to review the Bank Cash amount on such balance sheets and notify Purchaser either that Seller is in agreement with the Bank Cash amount on such balance sheets, or that Seller disputes such amount, setting forth in reasonable detail the basis for such dispute. If Seller fails to notify Purchaser within such thirty (30) day period, Seller shall be deemed to have approved “Final Net Bank Cash”, defined as the inverse of Bank Cash included on the final balance sheets referred to above.  If Final Net Bank Cash is less than the Net Bank Cash Estimate, then GNLV (on behalf of GNLV and GNL) shall promptly pay to Seller the difference, and if Final Net Bank Cash is greater than the Net Bank Cash Estimate, then Seller shall promptly pay to GNLV (on behalf of GNLV and GNL) the difference.  In the event that Seller shall so notify Purchaser of any dispute, then the parties shall resolve such dispute in accordance with the same procedures set forth in Section 2.5 of the SPA. For avoidance of doubt, the mutual good faith estimate of Bank Cash as recorded in the accounting records of GNLV and GNL as of the close of business on January 22, 2004 is a negative amount (credit balance), and the Net Bank Cash Estimate is a positive amount.  When the Final Net Bank Cash is calculated, it shall be the inverse of the Bank Cash on the final balance sheets.  By way of illustrative example only, if Bank Cash on the final balance sheets is a credit balance of $1,500,000, then the Final Net Bank Cash is $1,500,000 (a positive amount), which would be less than the Net Bank Cash Estimate of $3,036,128.92, and the Purchaser and GNLV (on behalf of GNLV and GNL) would pay $1,536,128.92 to the Seller in such example. NOTWITHSTANDING ANYTHING TO THE CONTRARY IN THIS PARAGRAPH 5, THE ABOVE CALCULATIONS AND PAYMENTS AND ANY SUBSEQUENT ADJUSTMENTS THERETO, SHALL NOT BE DEEMED TO LIMIT OR MODIFY OR BE AN OFFSET TO OR AGAINST SELLER’S OBLIGATION TO PROVIDE THAT THE CASH ON HAND ON THE CLOSING DATE IS EQUAL TO OR GREATER THAN $14,477,000 AS PROVIDED BY SECTION 6.3(k) OF THE SPA.

6.                                    Adjustment to Allocated Amounts, Working Capital Statement and Actual Working Capital.  The parties acknowledge that, in connection with the preparation of the Estimated Working Capital Statement and adjustments to Target Working Capital called for by Section 5.16(o of the SPA, an estimate was used for Allocated Amounts.  For purposes of the Working Capital Statement and in the computation of Actual Working Capital, the parties shall make appropriate adjustment for changes to the Allocated Amounts based upon (i) amounts actually expended or accrued, and (ii) all Allocated Amounts incurred for the period prior to and including the day immediately preceding the Closing Date (as opposed to the close of business on the third day prior to the Closing, as called for under Section 5.16(f) of the SPA for purposes of Estimated Working Capital) (the “Final Allocated Amount”).  In the event the Final Allocated Amount is greater than the Allocated Amount, then such difference shall be added to the Working Capital Statement and reflected in the computation of Actual Working Capital, and in the event the Final Allocated Amount is less than the Allocated Amount, then such difference shall be deducted from the Working Capital Statement and reflected in the computation of Actual Working Capital.

7.                                       Adjustment to Working Capital Statement and Actual Working Capital for Third Party Software and License Agreements.  The parties acknowledge that it is possible one or more payments for software license or maintenance agreements may have been inadvertently omitted in calculating any reduction on a dollar for dollar basis with respect to the Target Working Capital.  For purposes of the Working Capital Statement and in the computation of Actual Working Capital, the parties shall make appropriate adjustments for any such payments that were not reflected in a reduction of the Target Working Capital.  All such payments not reflected in a reduction of the Target Working Capital shall be added to the Working Capital Statement and reflected in the computation of Actual Working Capital.

8.                                       Matters Relating to Gaming License.  Seller waives Purchaser’s obligation pursuant to Section 2.3(b)(xvi) of the SPA to deliver Gaming Licenses at Closing, which Gaming Licenses will not exist in paper format at Closing.

9.                                       Certain Definitions.  Certain definitions utilized in the TSA refer to Purchaser’s indenture.  Such definitions can be found in that certain Indenture dated as of December 3, 2003, by and between Purchaser, as issuer, and HSBC Bank USA, as trustee, with respect to its 8¾% Senior Secured Notes.

10.                                 Notification Respecting Treasury Strips.  Promptly following receipt of the Closing Date Purchase Price, Seller shall instruct Credit Suisse First Boston to transfer the Government Treasury Strips to Purchaser’s Account at Bank of America, Account # XXX-XXXXXX, and Purchaser acknowledges that such instruction shall satisfy the condition set forth in Section 6.3(o) of the SPA.

11.                                 Limitation of Liability.  The parties acknowledge that neither Kirk Kerkorian nor Tracinda Corporation, individually or collectively, is a party to this letter agreement or any of the documents referred to herein.  The parties hereto further acknowledge that neither Mr. Kerkorian nor Tracinda Corporation shall have any Liability whatsoever with respect to this letter agreement. Accordingly, the parties hereto hereby agree that in the event (a) there is any alleged breach or default or breach or default by any party under this letter agreement or any such document, or (b) any party has or may have any claim arising from or relating to the terms of this letter agreement or any such document, no party shall commence any proceedings or otherwise seek to impose any Liability whatsoever against Mr. Kerkorian or Tracinda Corporation by reason of such alleged breach, default or claim.

12.                                 Non-Exclusive License.  The parties agree that the license granted pursuant to Section 5.14(e) of the SPA is non-exclusive.

13.                                 Sprint Contracts.  Purchaser and the MGM Acquired Entities agree to hold Parent and its Subsidiaries harmless from any and all charges incurred solely with respect to services rendered to Purchaser and the MGM Acquired Entities post Closing under the (i) Master Purchase Agreement, dated effective as of September 26, 2001, by and between The Nevada Division of Central Telephone Company, d.b.a. Sprint, and MGM MIRAGE Operations, Inc. and all schedules, attachments, exhibits and addendums attached thereto and made a part thereof, (ii) Centurian Voice Service Agreement, dated effective as of September 26, 2001, by and between Central Telephone Company, Nevada Division, d.b.a. Sprint, and MGM MIRAGE Operations, Inc. and all schedules, attachments, and exhibits attached thereto and made a part thereof and (iii) The Agreement, dated effective as of September 26, 2001, by and between The Nevada Division of Central Telephone Company, d.b.a. Sprint of Nevada, and MGM MIRAGE Operations, Inc. and all schedules, attachments and exhibits attached thereto and made a part thereof.

14.                                 Governing Law.  This letter agreement shall be governed and construed in accordance with the laws applicable to contracts made and to be performed entirely in Nevada, without regard to any applicable conflicts of Law.

15.                                 Venue.  Each of the parties hereto irrevocably submits to the exclusive jurisdiction of the United States District Court for the District of Nevada or any court of the State of Nevada located in Clark County in any action, suit or proceeding arising out of or relating to this letter agreement or any of the transactions contemplated hereby, and agrees that any such action, suit or proceeding shall be brought only in such court; provided, however, that such consent to jurisdiction is solely for the purpose referred to in this paragraph 15 and shall not be deemed to be a general submission to the jurisdiction of said courts or in the State of Nevada other than for such purpose.  Each of the parties hereby irrevocably waives, to the fullest extent permitted by Law, any objection that it may now or hereafter have to the laying of the venue of any such action, suit or proceeding brought in such a court.  Each of the parties further irrevocably waives and agrees not to plead or claim that any such action, suit or proceeding brought in such a court has been brought in an inconvenient forum.

16.                                 Third Party Beneficiaries; Successors and Assigns.  Except as otherwise set forth in paragraph 11 hereof, this letter agreement is for the sole benefit of the parties and the MGM Acquired Entities and their respective successors and assigns and nothing herein expressed or implied shall give or be construed to give any Person, other than the foregoing, any legal or equitable rights hereunder.

17.                                 Entire Agreement.  Subject to paragraph 21, this letter agreement and the exhibit attached hereto constitute the entire agreement of the parties hereto with respect to the matters set forth herein.

18.                                 Headings.  The headings contained in this letter agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this letter agreement.

19.                                 Invalidity or Unenforceability.  If any term or other provision of this letter agreement is invalid, illegal or incapable of being enforced by any Law or public policy, all other terms and provisions of this letter agreement shall nevertheless remain in full force and effect.  Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, subject to the preceding sentence, the parties shall negotiate in good faith to amend this letter agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.

20.                                 Further Assurances.  In case at any time from and after the date of this letter agreement and from time to time thereafter it is determined by any party thereto that any further action is necessary or appropriate to carry out the intents and purposes of this letter agreement, the directors, officers and employees of the parties shall promptly take or cause to be taken all such necessary or appropriate action in accordance with and subject to the terms of this letter agreement.

21.                                 Interpretation.  This letter agreement is entered into in furtherance of, and pursuant to, the SPA and TSA; provided that in the event of any conflict or inconsistency between the provisions of this letter agreement and the provisions of the SPA or the TSA, the provisions of this letter agreement shall govern and control.  This letter agreement is being entered into in furtherance of the Closing and, except solely with respect to the matters set forth herein, shall not be deemed a waiver, accommodation or settlement of any claims that any of the parties may have, including under the SPA and the TSA.

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Except as otherwise specifically set forth herein, the SPA and the TSA remain unmodified and in full force and effect.  Please acknowledge your agreement to the foregoing by executing a copy of this letter agreement in the space provided below and returning it to the undersigned,

Very truly yours,

MGM MIRAGE
Mirage Resorts, Incorporated
GNLV, CORP.
GNL, CORP.
Golden Nugget Experience, LLC

/s/ Bryan L. Wright
Bryan L. Wright,
Vice President, Assistant General Counsel and Assistant Secretary of MGM MIRAGE and Assistant Secretary of Mirage Resorts, Incorporated, GNLV, CORP., GNL, CORP., and Golden Nugget Experience, LLC

Acknowledged, Accepted and Agreed to this 23rd day of January, 2004:

Poster Financial Group

By	/s/ Timothy N. Poster
Its:	Chief Executive Officer